June 16, 2020

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Parsley Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Form 8-K, Filed May 4, 2020
File No. 001-36463

Ladies and Gentlemen:

Set forth below are the responses of Parsley Energy, Inc. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 10, 2020, with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the Commission on February 21, 2020 (the “Annual Report”) and (ii) Current Report on Form 8-K filed with the Commission on May 4, 2020 (the “Form 8-K”), each having File No. 001-36463.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms used but not defined herein have the meaning assigned thereto in the Annual Report or the Form 8-K, as applicable.

Form 10-K For Fiscal Year Ended December 31, 2019

Consolidated Financial Statements

Note 8. Debt, page F-23

1.

You disclose that you are subject to various financial covenants under your Revolving Credit Agreement including financial ratios which include a requirement to maintain a minimum current ratio of not less than 1.0 to 1.0 as of the last day of any fiscal quarter and a maximum consolidated leverage ratio of not more than 4.0 to 1.0 as of the last day of any fiscal quarter for the four fiscal quarters ending on such date. However, we note that you had a working capital deficit at December 31, 2019 and 2018. Tell us, and revise your disclosure to clarify, how these financial ratios are calculated. To the extent that these measures reflect transactions that have not yet occurred, e.g. additional borrowings under existing credit agreements, your revised disclosure should clarify that and describe all material aspects of those future transactions, including increased debt levels and interest expense.

Securities and Exchange Commission

June 16, 2020

RESPONSE:    We advise the Staff that the “Current Ratio” under our Revolving Credit Agreement is defined as “the ratio of (i) consolidated current assets (including Unrestricted Cash and the unused amount of the total Commitments, but excluding non-cash assets under FASB ASC 815 under GAAP) . . . to (ii) consolidated current liabilities (excluding non-cash obligations under FASB ASC 815 under GAAP and current maturities under this Agreement)” (emphasis added). Accordingly, notwithstanding that we had working capital deficits as of December 31, 2019 and 2018, the inclusion of unused amounts of total commitments in the numerator of each corresponding Current Ratio calculation resulted in compliance with the covenants under our Revolving Credit Agreement as of each date.

In response to the Staff’s comment, we propose in future filings to revise our disclosure to further clarify the material terms of the various financial covenants under our Revolving Credit Agreement. Our proposed revised disclosure is set forth below (disclosure added to reflect (i) our response to this Comment 1 and (ii) the Ninth Amendment to our Revolving Credit Agreement, dated as of April 27, 2020, is denoted by underline; disclosure deleted to reflect such items is denoted by ~~strikethrough~~):

“Parsley LLC is subject to various financial covenants under the Revolving Credit Agreement, which include, for example, the maintenance of the following financial ratios:

•

a minimum current ratio (based on the ratio of consolidated current assets plus unused commitments under the Revolving Credit Agreement to consolidated current liabilities) of not less than 1.0 to 1.0 as of the last day of any fiscal quarter; ~~and~~

•

a maximum consolidated leverage ratio (based on the ratio of consolidated total net debt to EBITDAX (as defined in the Revolving Credit Agreement)) of not more than 4.0 to 1.0 as of the last day of any fiscal quarter for the four fiscal quarters ending on such date~~.~~; and

•

a maximum secured leverage ratio (based on the ratio of consolidated total secured debt to EBITDAX (as defined in the Revolving Credit Agreement)) of not more than 2.50 to 1.00 as of the last day of any fiscal quarter for the four fiscal quarters ending on such date.”

Securities and Exchange Commission

June 16, 2020

Form 8-K, Filed May 4, 2020

Exhibit 99.1

Non-GAAP Financial Measures

Free Cash Flow (Outspend), page 12

2.

You deduct the net change in operating assets and liabilities from your measure Free cash flow (outspend). You also add or deduct the change in accounts payable related to capital expenditures from your liquidity measure Free cash flow (outspend). Please address the following:

•

Tell us why it is appropriate to deduct changes in operating assets and liabilities that represent normal, recurring, cash operating expenses necessary to operate a business from Free cash flow (outspend) and,

•	Tell us why it is appropriate to add or deduct the change in accounts payable related to capital expenditures from Free cash flow (outspend).

Please refer to SEC Release No. 34-47226 and Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE:    We advise the Staff that we believe our measure of free cash flow (outspend) complies with the guidance set forth in SEC Release No. 34-47226 (the “Non-GAAP Release”) and Question 100.01 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures (“Non-GAAP C&DI”). We acknowledge that the Non-GAAP Release refers in part to amendments made to Item 10 of Regulation S-K to prohibit “excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures EBIT and EBITDA.” However, we further recognize that disclosures made under Item 2.02 of Form 8-K, such as those included in our Form 8-K, are not subject to the corresponding prohibition included in S-K Item 10(e)(1)(ii)(A). Accordingly, we evaluated the adjustments made to our measure of free cash flow (outspend) in reliance on a comprehensive review of the Staff’s applicable non-GAAP guidance, including the Non-GAAP C&DI. In this regard, we considered that Question 100.01 of the Non-GAAP C&DI indicates that “a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business could be misleading” (emphasis added), but does not indicate that such exclusions are necessarily misleading. Question 102.07 of the Non-GAAP C&DI indicates that “free cash flow” “does not have a uniform definition and its title does not describe how it is calculated,” and further clarifies that it may be an appropriate non-GAAP measure provided that “a clear description of how this measure is calculated, as well as the necessary reconciliation, . . . accompany the measure where it is used.”

Securities and Exchange Commission

June 16, 2020

Upon consideration of the guidance cited above, we determined that our adjustments for changes in operating assets and liabilities and changes in accounts payable related to capital expenditures were appropriate because in each case we believe that such adjustments (i) provide a better overall representation of our sources and uses of liquidity associated with our operations conducted during the periods presented, (ii) are included in our stated definition of free cash flow (outspend) and in our corresponding reconciliation, (iii) are useful to, and used by, investors and analysts and (iv) are common among peer companies in our industry.

We exclude changes in operating assets and liabilities (which are primarily composed of accounts payable and accounts receivable) because changes from period to period primarily reflect the timing of the payment and collection of payables and receivables, which can be substantially impacted by, among other things, decisions to borrow to repay accounts payable and policies regarding collections around period-end, many of which are largely within management’s discretion. Our payables and receivables are paid and collected at regular intervals in accordance with the terms of our applicable contracts, generally within 45 days of incurrence, and losses associated with uncollectible receivables have historically not been significant. As a result, we believe that by excluding these changes we more accurately depict the cash flow generated from our operations conducted during the periods presented without the impact of these timing differences.

Likewise, with respect to changes in accounts payable related to capital expenditures, adjusting in this manner permits us to present the actual capital costs incurred during the period, irrespective of whether a corresponding cash outflow was made during the period. The timing of specific cash outflows is subject to discretion through credit and payment policies and other factors, whereas the actual capital costs incurred during the period are a more accurate indicator of the capital required to be spent as of a result of our operations (such as drilling and completion activities) conducted during the specific period in question.

For the reasons cited above, we believe that our adjustments to free cash flow (outspend) are appropriate. However, in response to the Staff’s comment and in accordance with Question 102.07 of the Non-GAAP C&DI, we propose in future filings to revise our disclosure to further clarify the adjustments made in our calculation of free cash flow (outspend) and to explain the rationale for such adjustments. Our proposed revised disclosure is set forth below (disclosure added to reflect our response to this Comment 2 is denoted by underline):

“Free cash flow (outspend) is not a measure of net cash provided by operating activities as determined by GAAP. Free cash flow (outspend) is a supplemental non-GAAP financial measure that is used by the Company, analysts and investors as an indicator of the Company’s ability to manage its operating cash flow (outspend), internally fund its exploration and development activities, pay dividends, and to service or incur additional debt, without regard to the timing of settlement of either operating assets and liabilities or accounts payable related to capital expenditures. The Company believes that this measure, as so adjusted, presents a meaningful indicator of the Company’s actual sources and uses of capital associated with its operations conducted during the applicable period. The Company defines free cash flow (outspend) as net cash provided by operating activities before changes in operating assets and liabilities, net of acquisitions and acquisition and cash restructuring costs related to the acquisition of Jagged Peak, less accrual-based development capital expenditures. The amounts included in the calculations of free cash flow (outspend) were computed in accordance with GAAP.”

Securities and Exchange Commission

June 16, 2020

Discretionary Cash Flow Per Share, page 13

3.

You deduct the net change in operating assets and liabilities in determining your non-GAAP liquidity measures “Total discretionary cash flow” and “Discretionary cash flow per diluted share”. Please address the following:

•

Tell us why it is appropriate to deduct changes in operating assets and liabilities that represent normal, recurring, cash operating expenses necessary to operate a business from “Total discretionary cash flow”; and,

•	Tell us why it is appropriate to present “Discretionary cash flow per diluted share”, a non-GAAP liquidity measure, on a per share basis.

Please refer to SEC Release No. 34-47226 and Questions 100.01 and 102.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE:    We advise the Staff that we believe our measure of discretionary cash flow complies with the guidance set forth in the Non-GAAP Release and Question 100.01 of the Non-GAAP C&DI. Specifically, we believe it is appropriate to adjust for changes in operating assets and liabilities for substantially the same reasons we believe such adjustments are appropriate with respect to our measure of free cash flow (outspend), as discussed in our response to Comment 2 above. However, in response to the Staff’s comment, to the extent we include our measure of discretionary cash flow in future filings, we propose to revise our disclosure to further explain the rationale for the adjustments. We expect that such disclosures would be substantially similar to the proposed revisions to our disclosure regarding our measure of free cash flow (outspend) set forth in our response to Comment 2 above.

In response to the Staff’s second point, we undertake to remove discretionary cash flow per diluted share from any future documents that we file with the Commission or furnish to the Commission pursuant to Item 2.02 of Form 8-K.

*     *     *     *     *

Securities and Exchange Commission

June 16, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

PARSLEY ENERGY, INC.

By:	/s/ Ryan Dalton
Name:	Ryan Dalton
Title:	Executive Vice President—Chief Financial Officer

Enclosures

cc:

Colin Roberts, Parsley Energy, Inc.

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Nathan Milton, KPMG LLP